# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Carisma Therapeutics Inc., CIK 0001485003
CUSIP: 14216R101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3675 Market Street, Suite 401, Philadelphia, Pennsylvania (PA), 19104
Date of event which requires filing of this statement: 08/19/2025
Filed by CIK 0001645161
Persons authorized to receive notices and communications: HealthCap VII, L.P., Represented by HealthCap Investments SA, 23 Avenue Villamont, Lausanne, Switzerland (V8), CH-1005, 4121 614 3500; Louis E. Rambo, Proskauer Rose LLP, 1001 Pennsylvania Av, N.W. Ste 600 South, Washington, District Of Columbia (DC), 20004-2533, (202) 416-6899

## Reporting persons
- HealthCap VII, L.P. (CIK 0001645161): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,721,923; shared voting power 0; sole dispositive power 2,721,923; shared dispositive power 0; aggregate amount beneficially owned 2,721,923 (6.5% of the class)
- HealthCap VII GP LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,721,923; shared voting power 0; sole dispositive power 2,721,923; shared dispositive power 0; aggregate amount beneficially owned 2,721,923 (6.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Carisma Therapeutics Inc.
Address of issuer's principal executive offices: 3675 Market Street, Suite 401, Philadelphia, Pennsylvania (PA), 19104

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on approximately 41,788,096 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days:
The Reporting Persons have effected the following transactions related to the Common Stock during the past 60 days:

Sold 39,100 shares of Common Stock on August 13, 2025 at a price of $0.289 per share; sold 81,003 shares of Common Stock on August 14, 2025 at a price of $0.284 per share; sold 50,402 shares of Common Stock on August 15, 2025 at a price of $0.284 per share; sold 72,617 shares of Common Stock on August 18, 2025 at a price of $0.28 per share; sold 184,500 shares of Common Stock on August 19, 2025 at a price of $0.247 per share; sold 134,000 shares of Common Stock on August 20, 2025 at a price of $0.228 per share; and sold 114,403 shares of Common Stock on August 21, 2025 at a price of $0.228 per share.

Except as set forth above, the Reporting Person has not effected any transactions related to the Common Stock during the past 60 days.

## Signatures
- HealthCap VII, L.P.: /s/ Dag Richter, By: HealthCap VII GP LLC, its general partner; By: HealthCap Investments SA, its investment manager; By: Dag Richter, Director (08/21/2025)
- HealthCap VII, L.P.: /s/ Fabrice Bernhard, By: HealthCap VII GP LLC, its general partner; By: HealthCap Investments SA, its investment manager; By: Fabrice Bernhard, General Manager (08/21/2025)
- HealthCap VII GP LLC: /s/ Dag Richter, By: HealthCap Investments SA, its investment manager; By: Dag Richter, Director (08/21/2025)
- HealthCap VII GP LLC: /s/ Fabrice Bernhard, By: HealthCap Investments SA, its investment manager; By: Fabrice Bernhard, General Manager (08/21/2025)